Exhibit 99.126

Condensed interim consolidated financial statement of Liminal BioSciences Inc. (formerly Prometic Life Sciences Inc.)

For the quarter and the nine months ended September 30, 2019 (unaudited)

1 of 30

LIMINAL BIOSCIENCES INC. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (In thousands of Canadian dollars) (Unaudited)

	September 30, 2019	December 31, 2018
ASSETS (note 13)
Current assets
Cash and cash equivalents	$60,361	$7,389
Accounts receivable (note 3)	5,924	11,882
Income tax receivable	7,601	8,091
Inventories (note 4)	9,435	12,028
Prepaids	2,350	1,452

Total current assets	85,671	40,842
Long-term income tax receivable	114	117
Other long-term assets (note 5)	2,395	411
Capital assets (note 6)	37,439	41,113
Right-of-use assets (note 7)	37,186	—
Intangible assets (note 8)	18,972	19,803
Deferred tax assets	605	606

Total assets	$182,382	$102,892

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 10)	$19,936	$31,855
Deferred revenues	368	507
Current portion of lease liabilities (note 11)	9,022	—
Warrant liability (note 12)	—	157
Current portion of long-term debt (note 13)	408	3,211

Total current liabilities	29,734	35,730
Long-term portion of deferred revenues	83	170
Long-term portion of lease liabilities (note 11)	33,910	—
Long-term portion of operating and finance lease inducements and obligations	—	1,850
Other long-term liabilities (note 14)	3,354	5,695
Long-term debt (note 13)	8,613	122,593

Total liabilities	$75,694	$166,038

EQUITY
Share capital (note 16a)	$932,951	$583,117
Contributed surplus (note 16b)	40,562	21,923
Warrants (note 16c)	95,856	95,296
Accumulated other comprehensive loss	(2,884)	(1,252)
Deficit	(952,634)	(755,688)

Equity (deficiency) attributable to owners of the parent	113,851	(56,604)
Non-controlling interests (note 17)	(7,163)	(6,542)

Total equity (deficiency)	106,688	(63,146)

Total liabilities and equity	$182,382	$102,892

Subsequent event (note 23)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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LIMINAL BIOSCIENCES INC. CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands of Canadian dollars except for per share amounts) (Unaudited)

	Quarter ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Revenues (note 18)	$5,291	$12,330	$22,276	$36,777
Expenses
Cost of sales and other production expenses (note 4)	3,045	9,248	11,278	30,420
Research and development expenses	19,605	24,105	62,954	70,525
Administration, selling and marketing expenses	10,319	6,222	36,553	20,869
Loss (gain) on foreign exchange	116	(1,301)	(1,560)	768
Finance costs	1,906	5,927	12,815	15,502
Loss on extinguishments of liabilities (notes 13,16)	—	1,278	92,374	1,278
Change in fair value of financial instruments measured at fair value through profit or loss (note 12)	—	—	(1,140)	—
Share of losses of an associate (note 9)	—	22	—	22

Net loss before income taxes	$(29,700)	$(33,171)	$(190,998)	$(102,607)

Income tax expense (recovery) (note 19):
Current	5	(3,934)	1,244	(3,935)
Deferred	2	(337)	2	(2,090)

	7	(4,271)	1,246	(6,025)

Net loss	$(29,707)	$(28,900)	$(192,244)	$(96,582)

Net loss attributable to:
Owners of the parent	(29,602)	(28,472)	(191,355)	(92,413)
Non-controlling interests (note 17)	(105)	(428)	(889)	(4,169)

	$(29,707)	$(28,900)	$(192,244)	$(96,582)

Loss per share
Attributable to the owners of the parent Basic and diluted (note 20)	$(1.27)	$(34.30)	$(14.05)	$(111.74)

Weighted average number of outstanding shares (in thousands)	23,313	830	13,619	827

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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LIMINAL BIOSCIENCES INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (In thousands of Canadian dollars) (Unaudited)

	Quarter ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Net loss	$(29,707)	$(28,900)	$(192,244)	$(96,582)
Other comprehensive income
Items that may be subsequently reclassified to profit and loss:
Change in unrealized foreign exchange differences on translation of financial statements of foreign subsidiaries	(544)	(677)	(1,632)	(242)

Total comprehensive loss	$(30,251)	$(29,577)	$(193,876)	$(96,824)

Total comprehensive loss attributable to:
Owners of the parent	(30,146)	(29,149)	(192,987)	(92,655)
Non-controlling interests	(105)	(428)	(889)	(4,169)

	$(30,251)	$(29,577)	$(193,876)	$(96,824)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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LIMINAL BIOSCIENCES INC. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (In thousands of Canadian dollars) (Unaudited)

	Equity (deficiency) attributable to owners of the parent
	Share capital $	Contributed surplus $	Warrants $	Foreign currency translation reserve $	Deficit $	Total $	Non- controlling interests $	Total equity (deficiency) $
Balance at January 1, 2018	575,150	16,193	73,944	(1,622)	(541,571)	122,094	21,447	143,541
Net loss	—	—	—	—	(92,413)	(92,413)	(4,169)	(96,582)
Foreign currency translation reserve	—	—	—	(242)	—	(242)	—	(242)
Issuance of shares (note 16a)	5,589	—	—	—	—	5,589	—	5,589
Share-based payments expense (note 16b)	—	2,983	—	—	—	2,983	—	2,983
Exercise of stock options (note 16b)	1,073	(438)	—	—	—	635	—	635
Shares issued pursuant to restricted share unit plan (note 16b)	30	(30)	—	—	—	—	—	—
Issuance of warrants (note 16c)	—	—	11,731	—	—	11,731	—	11,731
Share and warrant issuance cost	—	—	—	—	(40)	(40)	—	(40)
Effect of changes in the ownership of a subsidiary and funding arrangements on non-controlling interests (note 17)	—	—	—	—	(17,887)	(17,887)	14,258	(3,629)

Balance at September 30, 2018	581,842	18,708	85,675	(1,864)	(651,911)	32,450	31,536	63,986

Balance at January 1, 2019	583,117	21,923	95,296	(1,252)	(755,688)	(56,604)	(6,542)	(63,146)
Net loss	—	—	—	—	(191,355)	(191,355)	(889)	(192,244)
Foreign currency translation reserve	—	—	—	(1,632)	—	(1,632)	—	(1,632)
Issuance of shares (note 16a)	349,834	—	—	—	—	349,834	—	349,834
Share-based payments expense (note 16b)	—	19,060	—	—	—	19,060	—	19,060
Share-based compensation paid in cash (note 16b)	—	(421)	—	—	—	(421)	—	(421)
Issuance of warrants (note 16c)	—	—	560	—	—	560	—	560
Share issuance cost (note 16a)	—	—	—	—	(5,323)	(5,323)	—	(5,323)
Effect of funding arrangements on non-controlling interests (note 17)	—	—	—	—	(268)	(268)	268	—

Balance at September 30, 2019	932,951	40,562	95,856	(2,884)	(952,634)	113,851	(7,163)	106,688

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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LIMINAL BIOSCIENCES INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands of Canadian dollars) (Unaudited)

Nine months ended September 30,	2019	2018
Cash flows used in operating activities
Net loss for the period	$(192,244)	$(96,582)
Adjustments to reconcile net loss to cash flows used in operating activities :
Finance costs and foreign exchange	11,083	16,007
Change in operating inducements and obligations	—	(1,009)
Carrying value of capital and intangible assets disposed	193	479
Share of losses of an associate (note 9)	—	22
Change in fair value of financial instruments measured at fair value through profit or loss (note 12)	(1,140)	—
Loss on extinguishments of liabilities (notes 13, 16a)	92,374	1,278
Deferred income taxes	2	(2,090)
Share-based payments expense (note 16b)	18,639	2,983
Depreciation of capital assets (note 6)	2,840	3,104
Depreciation of right-of-use assets (note 7)	3,666	—
Amortization of intangible assets (note 8)	961	952

	(63,626)	(74,856)
Change in non-cash working capital items	(309)	17,864

	$(63,935)	$(56,992)

Cash flows from financing activities
Proceeds from share issuances (note 16a)	118,785	—
Proceeds from debt and warrant issuances (notes 13, 16c)	19,859	65,815
Repayment of principal on long-term debt (note 13)	(741)	(1,855)
Repayment of interest on long-term debt (note 13)	(3,287)	(3,903)
Exercise of options (note 16b)	—	635
Payments of principal on lease liabilities (note 11)	(5,709)	—
Payment of interest on lease liabilities (note 11)	(1,365)	—
Debt, share and warrants issuance costs	(6,698)	(782)
Payments of principal under finance leases	—	(183)

	$120,844	$59,727

Cash flows used in investing activities
Additions to capital assets	(3,082)	(2,886)
Additions to intangible assets	(1,158)	(1,069)
Acquisition of convertible debt	—	(967)
Release of restricted cash	64	—
Interest received	520	191

	$(3,656)	$(4,731)

Net change in cash during the period	53,253	(1,996)
Net effect of currency exchange rate on Cash and cash equivalents	(281)	183
Cash and cash equivalents, beginning of period	7,389	23,166

Cash and cash equivalents, end of period	$60,361	$21,353

Comprising of:
Cash	37,114	21,353
Cash equivalents	23,247	—

	$60,361	$21,353

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

1. Nature of operations

Liminal BioSciences Inc. (“Liminal” or the “Company”), formerly Prometic Life Sciences Inc., is incorporated under the Canada Business Corporations Act and is a publicly traded clinical stage biotechonology company (TSX symbol: LMNL, formerly PLI; OTCQX symbol: PFSCF) focused on the discovery and development of innovative medicines against novel biologic targets for diseases in patients with serious unmet needs. The Company’s primary research focus in the Small molecule therapeutics segment, has been based on its understanding of several orphan G protein-coupled receptors (GPR’s) known as free fatty acid receptors (FFAR’s). FFAR’s are being evaluated as novel therapeutic targets for a variety of inflammatory, fibrotic and metabolic diseases in an emerging field known as immuno-metabolism. The Company is specifically focused on liver, respiratory and renal therapeutic areas, primarily in rare or orphan diseases. The Plasma-derived therapeutics segment leverages Liminal’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. The Company’s primary goal with respect to this second platform is to address unmet medical needs with therapeutic proteins not currently commercially available, such as Ryplazim™ (plasminogen) (“Ryplazim™”). The Bioseparations segment provides access to its proprietary bioseparation technologies to enable pharmaceutical companies in their production of non-competing biopharmaceuticals.

On July 5, 2019, the Company performed a one thousand-to-one share consolidation of the Company’s common shares, stock options, restricted share units and warrants. The quantities and per unit prices presented in these condensed interim consolidated financial statements have been retroactively adjusted to give effect to the share consolidation.

On October 7, 2019, Prometic Life Sciences Inc. changed its name to Liminal BioSciences Inc. and the Company’s TSX stock symbol became LMNL.

The Company’s head office is located at 440, Boul. Armand-Frappier, suite 300, Laval, Québec, Canada, H7V 4B4. Liminal has Research and Development (“R&D”) facilities in the Canada, U.K. and the U.S., manufacturing facilities in Canada and the Isle of Man and business development activities in Canada, the U.S, Europe and Asia.

Structured Alpha LP (“SALP”) has been Liminal’s parent company since the April 23, 2019 debt restructuring (note 13). Thomvest Asset Management Ltd. is the general partner of SALP and the ultimate controlling parent of Liminal is The 2003 TIL Settlement. Prior to this date, Liminal did not have a controlling parent.

The unaudited condensed interim consolidated financial statements for the quarter and nine months ended September 30, 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (‘IASB”) on a going concern basis, which presumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.

The financial condition of the Company has improved significantly since April 2019 following the completion of several transactions including the debt restructuring that took place on April 23, 2019 thereby reducing the long-term debt down to $10.0 million (note 13) and the receipt of gross proceed from equity issuances, both through private placements and the rights offering of $114.4 million (note 16). These transactions contributed to the Company having a positive working capital position, i.e. the current assets net of current liabilities, of $55.9 million at September 30, 2019. The working capital position is expected to increase subsequent to September 30, 2019, following the expected closing of the sale of the bioseparations operations (note 23). Finally, on November 11, 2019, the Company has entered into a loan agreement with SALP which makes available a line of credit of up to $75.0 million (note 23) which could be used if needed.

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LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

Despite the improved liquidity situation, Liminal is an R&D stage enterprise and until the Company can generate a sufficient amount of product revenue to finance its cash requirements, management expects, as required, to finance future cash needs primarily through a combination of public or private equity offerings, debt financings, strategic collaborations, business and asset divestitures, and grant funding.

2. Significant accounting policies

a) Accounting framework

These unaudited condensed interim consolidated financial statements (“interim financial statements”) for the quarter and the nine months ended September 30, 2019 have been prepared in accordance with IAS 34, Interim financial reporting. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed. These interim financial statements should therefore be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with IFRS and which can be found at www.sedar.com.

These interim financial statements were approved for issue on November 11, 2019 by the Company’s Audit, Risk and Finance committee as delegated by the Board of Directors.

b) Adoption of new accounting standards

The accounting policies used in these interim financial statements are consistent with those applied by the Company in its December 31, 2018 audited annual consolidated financial statements except for the amendments to certain accounting standards which are relevant to the Company and were adopted by the Company as of January 1, 2019 as described below.

IFRS 16, Leases (“IFRS 16”)

IFRS 16 replaces IAS 17, Leases (“IAS 17”). IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is less than 12 months, or the underlying asset has a low value. IFRS 16 substantially carries forward the lessor accounting in IAS 17 with the distinction between operating leases and finance leases being retained.

Effective January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for 2018 has not been restated. The cumulative effect of initially applying the standard is recognized at the date of initial application. The current and long-term portions of operating and finance lease inducements and obligations presented in the statement of financial position at December 31, 2018, reflect the accounting treatment under IAS 17 and related interpretations.

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LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

The Company elected to use the transitional practical expedient allowing the standard to be applied only to contracts that were previously identified as leases under IAS 17 and IFRIC 4, Determining whether an arrangement contains a lease at the date of initial application. The Company applied the definition of a lease under IFRS 16 to contracts entered into or changed on or after January 1, 2019.

The Company also elected to record right-of-use assets for leases previously classified as operating leases under IAS 17 based on the corresponding lease liability, adjusted for prepaids or liabilities existing at the date of the transition that relate to the lease. When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average discount rate applied to the total lease liabilities recognized on transition was 18.54%. For leases that were previously classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at the date of adoption was established as the carrying amount of the lease asset classified in capital assets and the finance lease obligation at December 31, 2018. These assets and liabilities are grouped under right-of-use assets and lease liabilities as of January 1, 2019 and IFRS 16 applies to these leases as of that date.

In addition, the Company elected to apply the practical expedient to account for leases for which the lease term ends within 12 months of the date of initial application as short-term leases for which it is not required to recognize a right-of-use asset and a corresponding lease liability. The Company also elected to not apply IFRS 16 when the underlying asset in a lease is of low value.

The Company has elected, for the class of assets related to the lease of building space, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

The table below shows which line items of the consolidated financial statements were affected by the adoption of IFRS 16 and the impact. There was no net impact on the deficit.

	As reported as at December 31, 2018	Adjustments for the transition to IFRS 16	Balance as at January 1, 2019
Assets
Prepaids	$1,452	$(84)	$1,368
Capital assets (note 6)	41,113	(1,043)	40,070
Right-of-use assets (note 7)	—	39,149	39,149

Liabilities
Accounts payable and accrued liabilities (note 10)	$31,855	$(2,499)	$29,356
Current portion of lease liabilities (note 11)	—	8,575	8,575
Long-term portion of lease liabilities (note 11)	—	34,126	34,126
Long-term portion of operating and finance lease inducements and obligations	1,850	(1,850)	—
Other long-term liabilities (note 14)	5,695	(330)	5,365

Prior to adopting IFRS 16, the total minimum operating lease commitments as at December 31, 2018 were $74,977. The decrease between the total of the minimum lease payments set out in Note 29 of the audited annual consolidated financial statements for the year ended December 31, 2018 and the total lease liabilities recognized on adoption of $42,701 was principally due to the effect of discounting on the minimum lease payments. The amount also decreased slightly due to the fact that certain costs that are contractually committed under lease contracts, but which do not qualify to be accounted for as a lease liability, such as variable lease payments not tied to an index or rate, were previously included in the lease commitment table whereas they are not included in the calculation of the lease liabilities. These impacts were partially offset by the inclusion of

9 of 30

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

lease payments beyond minimum commitments relating to reasonably certain renewal periods that had not yet been exercised as at December 31, 2018 which effect is to increase the liability. Right-of-use assets at transition have been measured at an amount equal to the corresponding lease liabilities, adjusted for any prepaid or accrued rent relating to that lease.

The consolidated statement of operations for the quarter and nine months ended September 30, 2019 was impacted by the adoption of IFRS 16 as the recording of depreciation of the right-of-use assets continues to be recorded in the same financial statement line items as it was previously while the implicit financing component of leasing agreements is now recorded under finance costs. The impact is not simply in the form of a reclassification but also in terms of measurement, which are very much affected by the discount rates used and whether the Company has included renewal periods when calculating the lease liability.

The consolidated cash flow statement for the quarter and nine months ended September 30, 2019 was also impacted since the cash flows attributable to the lease component of the lease agreements are now shown as payments of principal and interest on lease liabilities which are now part of cash flows from financing activities.

IFRIC 23, Uncertainty over income tax treatments (“IFRIC 23”)

IFRIC 23 clarifies how the recognition and measurement requirements of IAS 12 – Income Taxes are applied where there is uncertainty over income tax treatments. The Interpretation is effective for annual periods beginning on or after January 1, 2019 and was adopted by the Company on that date. The Company assessed the impact of this Interpretation and concluded that it had no impact on the amounts recorded in its consolidated statements of financial position on the date of adoption.

c) Accounting policies not disclosed in the December 31, 2018 consolidated financial statements

Following the adoption of IFRS 16, the Company has established the following accounting policies pertaining to leases that are applicable as of January 1, 2019.

Leases

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Right-of-use assets

The Company recognises a right-of-use asset at the commencement date of a lease which is when the date at which the underlying asset is available for use. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognised right-of-use asset is depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Lease liabilities

At the commencement date of a lease, the Company recognizes a lease liability measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

10 of 30

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of a lease liability is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of a lease liability is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment whether the underlying asset will be purchased.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to leases of 12 months or less. It also applies the lease of low-value assets recognition exemption for lease that are considered of low value i.e. below seven thousand dollars. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Cash equivalents

Cash and cash equivalents comprise deposits in banks and highly liquid investments having an original maturity of 90 days or less when issued.

d) Significant judgments and critical accounting estimates

The preparation of the interim consolidated financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods. As a result of the application of IFRS 16 and IFRIC 23, the Company has modified its disclosure on significant judgments and estimates. The other significant accounting judgments and critical accounting estimates applied by the Corporation, disclosed in the consolidated financial statements for the year ended December 31, 2018, remain unchanged.

Leases

Leases—The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain that this option will not be exercised.

The Company has the option, under some of its leases to lease the assets for additional terms of up to fifteen years. Judgement is applied in evaluating whether it is reasonably certain to exercise the option to renew. That is, all relevant factors that create an economic incentive for it to exercise the renewal are considered. After the commencement date, the lease term is reassessed if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew.

The renewal period is included as part of the lease term for a manufacturing plant lease which it estimated it is reasonably certain to exercise due to the importance of this asset to its operations, the limited availability on the market of a similar asset with similar rental terms and the related cost of moving the production equipment to another facility.

Uncertainty over income tax treatments

R&D tax credits for the current period and prior periods are measured at the amount the Company expects to recover, based on its best estimate and judgment, of the amounts it expects to receive from the tax authorities as at the reporting date, either in the form of income tax refunds or refundable grants. However, there are

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LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

uncertainties as to the interpretation of the tax legislation and regulations, in particular regarding what constitutes eligible R&D activities and expenditures, as well in regards to the amount and timing of recovery of these tax credits. In order to determine whether the expenses it incurs are eligible for R&D tax credits, the Company must use judgment and may resort to complex techniques, which makes the recovery of tax credits uncertain. As a result, there may be a significant difference between the estimated timing and amount recognized in the consolidated financial statements in respect of tax credits receivable and the actual amount of tax credits received as a result of the tax administrations’ review of matters that were subject to interpretation. The amounts recognized in the consolidated financial statements are based on the best estimates of the Company and in its best possible judgment, as noted above.

3. Accounts receivable

	September 30, 2019	December 31, 2018
Trade receivables	$2,218	$7,051
Tax credits and government grants receivable	1,986	3,737
Sales taxes receivable	1,373	774
Other receivables	347	320

	$5,924	$11,882

4. Inventories

	September 30, 2019	December 31, 2018
Raw materials	$3,633	$5,428
Work in progress	3,491	3,740
Finished goods	2,311	2,860

	$9,435	$12,028

Inventories sold in the amount of $2,743 and $9,949 were recognized as cost of sales and other production expenses during the quarter and the nine months ended September 30, 2019, ($8,302 and $26,638 during the quarter and the nine months ended September 30, 2018). Inventory write-downs of $108 and $575, also included in cost of sales and other production expenses, were recorded during the quarter and nine months ended September 30, 2019 ($547 and $2,222 during the quarter and nine months ended September 30, 2018).

5. Other long-term assets

	September 30, 2019	December 31, 2018
Restricted cash	$172	$245
Long-term deposits	168	142
Tax credits receivable	2,032	—
Equity investments in scope of IFRS 9	23	24

	$2,395	$411

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LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

6. Capital assets

	Land and Buildings	Leasehold improvements	Production and laboratory equipment	Furniture and computer equipment	Total
Cost
Balance at December 31, 2018	$4,567	$16,034	$38,885	$3,786	$63,272
Impact of adopting IFRS 16 1)	—	—	(1,170)	—	(1,170)

Balance at January 1, 2019	4,567	16,034	37,715	3,786	62,102
Additions	—	207	470	169	846
Disposals	—	(5)	(78)	(14)	(97)
Effect of foreign exchange differences	—	(534)	(376)	(34)	(944)

Balance at September 30, 2019	$4,567	$15,702	$37,731	$3,907	$61,907

Accumulated depreciation
Balance at December 31, 2018	$414	$4,421	$15,071	$2,253	$22,159
Impact of adopting IFRS 16 1)	—	—	(127)	—	(127)

Balance at January 1, 2019	414	4,421	14,944	2,253	22,032
Depreciation expense	146	590	1,629	475	2,840
Disposals	—	(2)	(77)	(14)	(93)
Effect of foreign exchange differences	—	(141)	(149)	(21)	(311)

Balance at September 30, 2019	$560	$4,868	$16,347	$2,693	$24,468

Carrying amounts
At September 30, 2019	$4,007	$10,834	$21,384	$1,214	$37,439
At January 1, 2019	4,153	11,613	22,771	1,533	40,070
At December 31, 2018	4,153	11,613	23,814	1,533	41,113

1)	The balance of fixed assets capitalized as finance lease assets under IAS 17 where transferred to right-of-use assets upon adoption of IFRS 16 (note 2).

As at September 30, 2019, there are $7,408 and $3,678 of production and laboratory equipment and leasehold improvements, respectively, net of government grants, that are not yet available for use and for which depreciation has not started ($8,322 and $6,610 as of December 31, 2018).

13 of 30

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

7. Right-of-use assets

	Buildings	Production and laboratory equipment	Other	Total
Cost
Transfer from capital assets on adoption of IFRS 16 (note 6)	$—	$1,170	$—	$1,170
Initial recognition of assets under operating leases on adoption of IFRS 16	37,552	460	94	38,106

Balance at January 1, 2019	37,552	1,630	94	39,276
Additions	1,880	—	49	1,929
Effect of foreign exchange differences	(236)	—	—	(236)

Balance at September 30, 2019	$39,196	$1,630	$143	$40,969

Accumulated depreciation
Transfer from capital assets on adoption of IFRS 16 (note 6)	$—	$127	$—	$127

Balance at January 1, 2019	—	127	—	127
Depreciation expense	3,190	444	32	3,666
Effect of foreign exchange differences	(9)	(1)	—	(10)

Balance at September 30, 2019	$3,181	$570	$32	$3,783

Carrying amounts
At September 30, 2019	$36,015	$1,060	$111	$37,186
At January 1, 2019	37,552	1,503	94	39,149

8. Intangible assets

	Licenses and other rights	Patents	Software	Total
Cost
Balance at January 1, 2019	$160,782	$6,997	$3,286	$171,065
Additions	—	508	412	920
Disposals	—	(524)	(39)	(563)
Effect of foreign exchange differences	(30)	(136)	(14)	(180)

Balance at September 30, 2019	$160,752	$6,845	$3,645	$171,242

Accumulated amortization
Balance at January 1, 2019	$147,356	$2,838	$1,068	$151,262
Amortization expense	309	320	332	961
Disposals	—	(365)	(9)	(374)
Impairments	—	535	—	535
Effect of foreign exchange differences	(24)	(82)	(8)	(114)

Balance at September 30, 2019	$147,641	$3,246	$1,383	$152,270

Carrying amounts
At September 30, 2019	$13,111	$3,599	$2,262	$18,972
At December 31, 2018	13,426	4,159	2,218	19,803

9. Investment in an associate

In February 2019, the Company decided that it was no longer part of its strategy to pursue the development of Inter-alpha Inhibitor proteins and has undertaken discussions with ProThera Biologics, Inc. (“ProThera”) to terminate the various corporate and commercial agreements it has in place with ProThera. The Company determined that, from that point on, it no longer had significant influence over ProThera and therefore changed its accounting for its investment in ProThera’s common shares as an investment in an associate to that of a financial asset at fair value through profit and loss. The fair value of such financial asset was evaluated at $nil both in February 2019 and at the current financial position date. Consequently, any future transactions between the Company and ProThera will no longer be disclosed as a related party transaction.

14 of 30

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

10. Accounts payable and accrued liabilities

	September 30, 2019	December 31, 2018
Trade payables	$11,438	$21,097
Wages and benefits payable	5,793	1,975
Current portion of operating and finance lease inducements and obligations	—	5,844
Current portion of settlement fee payable	114	102
Current portion of royalty payment obligations (note 14)	56	68
Current portion of license acquisition payment obligation (note 14)	1,324	1,363
Current portion of other employee benefit liabilities (note 14)	1,211	1,406

	$19,936	$31,855

11. Lease liabilities

Transfer of finance leases from operating and finance lease inducements and obligations	$846
Initial recognition of lease liabilities under operating leases on adoption of IFRS 16	41,855

Balance at January 1, 2019	$42,701
Additions	2,328
Interest expense	5,460
Payments	(7,074)
Effect of foreign exchange differences	(483)

Balance at September 30, 2019	$42,932
Less current portion of lease liabilities	9,022

Long-term portion of lease liabilities	$33,910

Interest expense on lease liabilities for the quarter and nine months ended September 30, 2019 was $1,821 and $5,460, respectively and is included as part of finance costs in the consolidated statement of operations.

12. Warrant liability

As consideration for the modification of the terms of the loan agreements on November 14, 2018, the Company had a commitment to issue warrants (“Warrants #9”) to the holder of the long-term debt on or before March 20, 2019. The exact number of warrants to be issued was based on the number of warrants necessary to increase the ownership of the holder of the long-term debt to 19.99% on a fully diluted basis at the date of issuance.

On February 22, 2019, the Company further amended the fourth loan agreement with the addition of two tranches, one of US$10 million and another one of US$5 million, that were drawn on February 22, 2019 and March 22, 2019 respectively. As consideration for the modification to the fourth loan agreement, the Company amended the terms applicable at the time of issuance of Warrants #9 to reduce the originally agreed exercise price from $1,000.00 to $156.36 per preferred share and to issue the Warrants #9 concurrently with the modification. Accordingly, the Company issued 19,402 warrants on February 22, 2019. Each warrant entitles the holder to acquire one preferred share (note 16c) at a price of $156.36 per preferred share and will expire on February 22, 2027. The Warrants #9 did not meet the definition of an equity instrument since the underlying preferred shares qualify as a liability instrument, and therefore they were accounted for as a financial instrument carried at fair value through profit or loss.

15 of 30

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

The change in fair value of the warrant liability between December 31, 2018, when it was valued at $157 and prior to its modification on February 22, 2019, in the amount of $218 was recorded in the consolidated statement of operations. The Company recorded the increase in fair value of the warrants of $1,137 resulting from the reduction of the exercise price of Warrants #9 on February 22, 2019 against the two additional tranches of the credit facility, treating the increase as financing fees. The changes in fair value of the warrant liability between February 22, 2019, after the modification, and March 31, 2019 was an increase of $11 and a decrease in fair value of $1,369 (a gain) between March 31, 2019 to April 23, 2019. Both variations were recorded in the consolidated statements of operations. The estimated fair value of these warrants at April 23, 2019 was $153.

As part of the debt restructuring agreement on April 23, 2019 (note 13), all the outstanding warrants belonging to the holder of the debt, including the Warrants #9, were cancelled and replaced by new warrants (note 16c). The cancellation and the issuance of new warrants was treated as a modification. Following this modification, the Warrants #9 no longer meet the definition of a liability instrument and the Company reclassified the fair value of the Warrants #9 as of April 23, 2019 of $153 from warrant liability to warrants classified as equity.

The fair value of Warrants #9 on the various dates was calculated using a Black-Scholes option pricing model with the assumptions provided in the table below. In order to estimate the fair value of the underlying preferred share, the Company used the market price of Liminal’s common shares at the measurement date, discounted for the fact that the preferred shares are illiquid. The value of the discount was calculated using a European put option model to sell a common share of Liminal at the price of $1,000.00 or $156.36 per share in 20 years.

	April 23, 2019	February 22, 2019	December 31, 2018
Underlying preferred share fair value	32.43	152.15	130.00
Number of warrants issued on February 22, 2019	19,402	19,402	14,088
Volatility	55.6%	48.1%	44.5%
Risk-free interest rate	1.66%	1.84%	2.82%
Remaining life until expiry	7.8	8.0	7.9
Expected dividend rate	—	—	—

16 of 30

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

13. Long-term debt

The transactions during the nine months ended September 30, 2019 and the carrying value of the long-term debt at September 30, 2019 were as follows:

2019
Balance at January 1	$125,804
Stated and accreted interest	7,561
Drawdown on Credit Facility	18,677
Repayment of principal through share issuance	(141,536)
Repayment of principal with cash	(741)
Repayment of stated interest	(3,287)
Extinguishment of loan—April 23, 2019 loan modification	(4,667)
Recognition of loan—April 23, 2019 loan modification	8,521
Foreign exchange revaluation on Credit Facility balance	(1,311)

Balance at September 30	$9,021

At September 30, 2019, the carrying amount of the debt comprised the following loans:

September 30, 2019
Loan with the parent having a principal of $10,000 maturing on April 23, 2024 with an effective interest rate of 15,05% 1)	$8,613
Non-interest bearing government term loan having a principal amount of $329 repayable in equal monthly installments of $82 until January 31, 2020 with an effective interest rate of 8.8%	408

$9,021
Less current portion of long-term debt	(408)

Long-term portion of long-term debt	$8,613

1)	The Loan with the parent is secured by all the assets of the Company and requires that certain covenants be respected including maintaining an adjusted working capital ratio.

On February 22, 2019, the Company amended the fourth loan agreement (“Credit Facility”) with the addition of two tranches of US$10 million and US$5 million which the Company drew on February 22 and March 22, 2019, respectively. Those two tranches bear interest at an annual rate of 8.5% payable quarterly. Concurrently with the amendment, the Company agreed to reduce the exercise price of Warrants #9 from $1,000.00 to $156.36 per preferred share and to immediately issue those warrants (note 12). The incremental fair value of the warrant liability of $1,137 due to this change was recognized as deferred financing fees related to the additional two tranches received. The Company recorded the credit facility draws on February 22, 2019 and March 22, 2019 at its fair value at the transaction date less the associated transaction costs and financing fees of $45 and $1,137 respectively, for a net amount of $18,677.

On April 23, 2019, the Company entered into a debt restructuring agreement with the long-term debt holder whereby the entirety of the principal on the Credit Facility plus a portion of the interest due, the entirety of the First and Second Original Issue Discount (“OID”) loans and the majority of the Third OID loan would be repaid by Liminal by the issuance of common shares, at a conversion price, rounded to the nearest two decimals, of $15.21 per common share. Consequently, the US$95 million of principal plus interest due on the Credit Facility was reduced to $663 and the aggregate face value of the three OID loans was reduced by $99,552 to $10,000 with the remaining balance of the Third OID loan modified into an interest-bearing loan at a stated interest 10% payable quarterly. This resulted in the reduction of the long-term debt recorded on the consolidated statement of financial position by $141,536. The Company issued 15,050,312 common shares on that date which were recorded in share capital at a value of $228,915. The difference between the carrying amount of the debt converted into common shares and the increase in the value of the share capital is recognized as a loss on extinguishment of a loan of $87,379. The balance of interest due on the credit facility of $663 was paid in cash.

17 of 30

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

Since November 14, 2018, all transactions with SALP are considered related party transactions however following the issuance of the common shares to SALP as a result of the debt restructuring, SALP obtained control over the Company and since then, is Liminal’s controlling parent.

Pursuant to the debt restructuring, the Company cancelled the warrants previously held by SALP and replaced them with new warrants having an exercise price rounded to the nearest two decimals of $15.21 per common share, expiring on April 23, 2027 (note 16c). The incremental fair value of the replacement warrants was recognized in warrants equity and as part of the loss on the debt extinguishment together with the legal fees incurred to finalize all the related legal agreements.

The modification in terms of the remaining balance of the Third OID loan of $10,000 was accounted for as an extinguishment of the long-term debt and the re-issuance of a new interest-bearing loan (“Loan with the parent”). The difference between the carrying amount of the loan extinguished of $4,667 and the fair value of the new Loan with the parent of $8,521 recognized was recorded as a loss on debt extinguishment of $3,854. The fair value of the modified loan was determined using a discounted cash flow model with a market interest rate of 15.1%.

As a result of this transaction and the extinguishments of debt that occurred earlier in the year following payments made to suppliers by the issuance of equity (note 16a), the consolidated statement of operations for the quarter and the nine months ended September 30, 2019, includes a loss on extinguishment of liabilities of $92,374 detailed as follows:

Loss on extinguishment of liabilities due to April 23, 2019 loan modification Comprising the following elements:
Debt to equity conversion	$87,379
Expensing of financing fees on loan extinguishment	653
Extinguishment of previous loan	(4,667)
Recognition of modified loan	8,521
Expensing of increase in the fair value of the warrants (note 16c)	408

Loss on extinguishment of liabilities due to April 23, 2019 loan modification	$92,294
Loss on extinguishment of liabilities to suppliers (note 16a)	80

Loss on extinguishments of liabilities	$92,374

As at September 30, 2019, the Company was in compliance with all of its covenants under its long-term debt agreement.

18 of 30

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

14. Other long-term liabilities

	September 30, 2019	December 31, 2018
Royalty payment obligations	$3,124	$3,077
License acquisition payment obligation	1,324	2,726
Other employee benefit liabilities	1,497	2,399
Other long-term liabilities	—	330

	$5,945	$8,532
Less:
Current portion of royalty payment obligations (note 10)	(56)	(68)
Current portion of license acquisition payment obligation (note 10)	(1,324)	(1,363)
Current portion of other employee benefit liabilities (note 10)	(1,211)	(1,406)

	$3,354	$5,695

15. Contractual obligations

The following table presents the contractual maturities of the financial liabilities as of September 30, 2019:

		Contractual Cash flows
	Carrying amount	Payable within 1 year	2 - 4 years	5 years	Later than 5 years	Total
Accounts payable and accrued liabilities	$19,936	$19,936	$—	$—	$—	$19,936
Long-term portion of royalty payment obligations	3,068	—	3,389	26	265	3,680
Lease liabilities	42,932	9,820	26,548	7,593	45,896	89,857
Long-term portion of other employee benefit liabilities	286	—	286	—	—	286
Long-term debt 1)	8,613	1,341	3,025	10,569	—	14,935

	$74,835	$31,097	$33,248	$18,188	$46,161	$128,694

1)

Under the terms of the Loan with the parent (note 13), the holder of Warrants #10 may decide to cancel a portion of the principal value of the loan as payment upon the exercise of these warrants. The maximum repayment due on the loan has been included in the above table.

16. Share capital and other equity instruments

On July 5, 2019, the Company performed a one thousand-to-one share consolidation of the Company’s common shares, stock options, restricted share units and warrants. The quantities and per unit prices presented throughout the interim financial statements, including this note, have been retroactively adjusted to give effect to the share consolidation.

a) Share capital

	September 30, 2019		September 30, 2018
	Number	Amount	Number	Amount
Issued common shares	23,313,164	$932,951	718,068	$582,242
Share purchase loan to a former officer	—	—	—	(400)

Issued and fully paid common shares	23,313,164	$932,951	718,068	$581,842

19 of 30

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

Changes in the issued and outstanding common shares during the nine months ended September 30, 2019 and 2018 were as follows:

	September 30, 2019		September 30, 2018
	Number	Amount	Number	Amount
Balance—beginning of period	720,306	$583,117	710,549	$575,150
Issued to acquire assets	4,420	1,326	1,113	1,960
Issued to acquire non-controlling interest (note 17)	—	—	4,712	3,629
Exercise of stock options (note 16b)	—	—	1,677	1,073
Shares issued pursuant to a restricted share units plan (note 16b)	—	—	17	30
Shares issued pursuant to debt restructuring	15,050,312	228,915	—	—
Shares issued for cash	7,536,654	118,648	—	—
Shares released from escrow	—	400	—	—
Shares issued in payment to suppliers	1,472	545	—	—

Balance—end of period	23,313,164	$932,951	718,068	$581,842

2019

In November 2018, the Company entered into an ”At-the-Market” (“ATM”) Equity Distribution Agreement (“EDA”) under which the Company is able, at its discretion and from time to time, subject to conditions in the EDA, to offer common shares through ATM issuances on the TSX or any other marketplace for aggregate proceeds not exceeding $31 million. This agreement provides that common shares are to be sold at market prices prevailing at the time of sale. In the nine months ended September 30, 2019, the Company issued a total of 12,865 common shares at an average price of $327.55 per share under the ATM for aggregate gross proceeds of $4,214, less transaction costs of $248 recorded in deficit, for total net proceeds of $3,966.

On January 29, 2019, the Company issued 4,420 common shares in settlement of second payment due for the license acquisition payment obligation and recorded $1,326 in share capital based on the market value of the shares on that date.

On February 25 and 27, 2019, the Company issued a total of 1,472 common shares in payment for amounts due to certain suppliers. This transaction was accounted for as an extinguishment of liabilities and the difference between the carrying value of the accounts payable of $465 and the amount recorded for the shares issued of $545, which were valued at the market price of the shares on their date of issuance, was recorded as a loss on extinguishment of liabilities of $80.

As part of the settlement agreement concluded in April 2019 with the former CEO of the Company, common shares held in escrow as security for a share purchase loan of $400 to the former CEO were released and the loan extinguished in exchange for the receipt of a payment of $137, representing the fair value of the shares at the time of the settlement.

On April 23, 2019, the Company issued 15,050,312 common shares as part of the debt restructuring (note 13). The shares issued in relation with the debt restructuring contained trading restrictions and accordingly, the Company determined that their quoted price did not fairly represent the value of the shares issued. As such, the issued shares were recorded at fair value using a market approach under a level 2 fair value measurement of $15.21 per share, resulting in a value of the shares issued of $228,915. The fair value was based on a share issuance for cash on the same date with a non-related party. The difference between the adjustment to the carrying value of the loan of $141,536 and the amount recorded for the shares issued of $228,915 was recorded as a loss on extinguishment of a loan of $87,379.

Concurrently, the Company closed two private placements for 4,931,161 common shares at a subscription price rounded to the nearest two decimals of $15.21 for gross proceeds of $75,000, less transaction costs of $4,802 recorded in deficit, for total net proceeds of $70,198. SALP’s participation in the private placement was for gross proceeds to the Company of $25.0 million.

20 of 30

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

In May 2019, the Company announced a Rights Offering to the holders of its common shares at the close of business on May 21, 2019 to subscribe for up to 0.02 common shares (20 common share on a pre-consolidated basis) for a subscription price rounded to the nearest two decimals of $15.21 per common share. The Right Offering was subject to a proration to ensure that no more than $75,000 was raised. In June 2019, the Company issued 2,592,628 common shares for gross proceeds of $39,434 as part of the Right Offerings less transactions costs of $271 recorded in deficit, for total net proceeds of $39,163.

2018

On January 29, 2018, the Company issued 742 common shares in partial payment for the acquisition of a license and 371 common shares to acquire an option to buy production equipment. Based on the $1760 share price on that date, the values attributed to the shares issued were $1,960.

On April 27, 2018, the Company reacquired the non-controlling shareholders’ 13% interest in Prometic Bioproduction Inc. in exchange for the issuance of 4,712 common shares of the Company. Based on the $770 share price on that date, the value attributed to the shares issued was $3,629 (note 17).

b) Contributed surplus (Share-based payments)

Stock options

Changes in the number of stock options outstanding during the nine months ended September 30, 2019 and 2018 were as follows:

	September 30, 2019		September 30, 2018
	Number	Weighted average exercise price	Number	Weighted average exercise price
Balance—beginning of period	21,625	$1,464.49	14,256	$1,782.70
Granted	2,118,810	34.33	143	770.00
Forfeited	(9,585)	258.46	(291)	1,947.04
Exercised	—	—	(1,681)	376.10
Cancelled	(11,084)	1,256.73	—	—
Expired	(1,984)	1,129.64	(48)	340.00

Balance—end of period	2,117,782	$40.49	12,379	$1,963.74

2019

On January 24, 2019, 1,622 stock options were granted at an exercise price of $300.00 and vesting on December 31, 2019. On June 4, 2019, 1,794,224 stock options were granted to key management at a strike price of $36.00 of which 248,825 stock options vested immediately and the remaining vest over a period up to six years. On June 19, 2019, 251,714 stock options were issued at a strike price of $27.00 of which 60,717 stock options vested immediately and the remaining vest over a period up to four years. The weighted average grant date fair value of the stock options issued in 2019 was $13.17.

In June and August 2019 the Company cancelled the options that were issued prior to June 2019, as the exercise price of these options were so above the market price at the time, that it was highly unlikely that they would ever be exercised. In compensation for their agreement to the cancellation, key management and employees, received the new options granted to them in June 2019 discussed above. Consequently, 11,084 stock options with a weighted average exercise price of $1,256.73 were cancelled. There was no exercise of stock options in 2019.

21 of 30

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

2018

During the nine months ended September 30, 2018, 1,681 stock options were exercised resulting in cash proceeds of $635 and a transfer from contributed surplus to share capital of $438. The weighted average share price on the date of exercise of the options during the nine months ended September 30, 2018 was $1,040.00.

The Company uses the Black-Scholes option pricing model to calculate the fair value of options at the date of grant. The weighted average inputs into the model and the resulting grant date fair values during the nine months ended September 30, 2019 and 2018 were as follows:

	September 30, 2019	September 30, 2018
Expected dividend rate	—	—
Expected volatility of share price	45.0%	63.8%
Risk-free interest rate	1.4%	2.1%
Expected life in years	7.3	6.9
Weighted average grant date fair value	$13.17	$548.98

All stock options granted in 2018 and 2019 had a contractual life of 10 years.

At September 30, 2019, options issued and outstanding by range of exercise price are as follows:

Range of exercise price	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$11.99 - $27.00	314,970	9.8	$23.60	60,567	$27.00
$36.00	1,794,224	9.7	36.00	274,715	36.00
$390.00 - $3190.00	8,588	6.2	1598.03	6,587	1,763.05

	2,117,782	9.7	$40.49	341,869	$67.68

A share-based payment compensation expense of $2,351 and $9,576 was recorded for the options for the quarter and the nine months ended September 30, 2019, respectively ($806 and $2,128 for the quarter and the nine months ended September 30, 2018). The portion of this compensation pertaining to key management personnel is $2,127 and $7,564 for the quarter and the nine months ended September 30, 2019 ($181 and $894 for the quarter and nine months ended September 30, 2018).

22 of 30

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

Restricted share units (“RSU”)

Changes in the number of RSU outstanding during the nine months ended September 30, 2019 and 2018 were as follows:

	September 30, 2019	September 30, 2018
Balance—beginning of period	18,355	9,877
Granted	12,564	—
Expired	—	(455)
Forfeited	(401)	(41)
Released	—	(10)
Paid in cash	(8,396)	—
Cancelled	(4,305)	—

Balance—end of period	17,817	9,371

2019

On January 31, 2019, the Company granted 12,564 RSU at a grant price of $300.00 and a one-year vesting period. On May 30, 2019, the Company decided to vest the 12,564 RSU and the employees were given the choice to receive the then current value of the shares in cash or to receive the shares at a later date. As a result, 8,396 RSU were released and paid in cash resulting in a reduction to contributed surplus of $421.

On May 7, 2019 the 12,886 performance-based RSU pertaining to the “2017-2019” cycle and the “2018-2020” cycle were modified by removing the performance conditions and converting them into time-vesting RSU. The quantity modified into time-vesting units was equivalent to the 100% achievement range whereby in the past, the outcome of the performance conditions could go from zero to 150%. In the past, the Company has always reported the quantity of RSU outstanding as the maximum number of shares that could be issued under the plan. This change resulted in the cancellation of 4,305 units.

At September 30, 2019, 8,315 vested RSU and 9,502 unvested RSU were outstanding. Share-based payment compensation expense of $280 and $9,484 was recorded during the quarter and the nine months ended September 30, 2019, respectively. The portion of this compensation related to key management personnel is $243 and $6,745 for the quarter and the nine months ended September 30, 2019.

2018

At September 30, 2018, 1,874 vested RSU and 7,497 unvested RSU were outstanding. During the nine months ended September 30, 2018, 10 vested RSU were released and an equivalent number of shares were issued out of treasury resulting in a transfer from contributed surplus to share capital of $30. A share-based payment compensation expense of $351 and $856 were recorded during the quarter and the nine months ended September 30, 2018, respectively. The portion of this compensation related to key management personnel is $368 and $851 for the quarter and the nine months ended September 30, 2018, respectively.

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LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

Share-based payment expense

The total share-based payment expense, comprising the above-mentioned expenses for stock options and RSU, has been included in the consolidated statements of operations for the quarter and the nine months ended September 30, 2019 and 2018 as indicated in the following table:

	Quarter ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Cost of sales and other production expenses	$7	$80	$95	$171
Research and development expenses	402	495	6,174	1,287
Administration, selling and marketing expenses	2,222	582	12,791	1,525

	$2,631	$1,157	$19,060	$2,983

c) Warrants

The following table summarizes the changes in the number of warrants outstanding during the nine months ended September 30, 2019 and 2018:

	September 30, 2019		September 30, 2018
	Number	Weighted average exercise price	Number	Weighted average exercise price
Balance of warrants—beginning of period	153,611	$1,028.35	121,671	$2,109.21
Issued for cash	19,402	156.36	—	—
Issued to acquire assets	—	—	4,000	3,000.00
Cancelled—loan modification	(168,735)	872.51	—	—
Issued—loan modification	168,735	15.21	—	—
Expired	(278)	6,390.00	—	—

Balance of warrants—end of period	172,735	$84.33	125,671	$2,137.56

Balance of warrants exercisable—end of period	170,735	$50.17	121,671	$2,109.21

2019

On February 22, 2019, pursuant to modifying the fourth loan agreement (note 13), the Company issued 19,402 warrants, Warrants #9, having an exercise price of $156.36. Warrants #9 do not meet the definition of an equity instrument since the underlying preferred shares qualify as a liability instrument, and therefore they must be accounted for as a financial instrument carried at fair value through profit or loss (note 12).

On April 23, 2019, as part of the debt restructuring (note 13), 168,735 warrants (Warrants #1, 2, 8 and 9) were cancelled and replaced with an equivalent number of new warrants, Warrants #10, that will be exercisable at an exercise price of $15.21 per common share and expire on April 23, 2027. The increase in the fair value of the replacement warrants compared to those cancelled was $408 at the date of the modification and was recorded in shareholders’ equity – warrants with the corresponding expense recorded as part of the loss on extinguishment of liabilities due to the debt restructuring.

2018

On January 29, 2018, the Company issued 4,000 warrants to acquire common shares, as consideration for a license. The warrants have an exercise price of $3,000.00 per share and expire after five years. The first 2,000 warrants become exercisable after one year while the second 2,000 warrants become exercisable after two years. The fair value of the warrants and consequently the value of the license is $1,743 and was determined using a Black-Scholes option pricing model.

On November 30, 2017, pursuant to entering into a non-revolving credit facility agreement, the Company issued the Seventh Warrants to the holder of the long-term debt. Further details concerning the credit facility are provided in note 13. The Seventh Warrants consist of 54,000 warrants from which 10,000 warrants were exercisable as of the date of the agreement and the remaining 44,000 warrants become exercisable as and if

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LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

the Company draws upon the credit facility in increments of US$10 million; 5,000 warrants become exercisable for each US$10 million drawn on the first US$40 million tranche of the credit facility and 6,000 warrants become exercisable for each US$10 million drawn on the second US$40 million tranche of the credit facility. Each warrant gives the holder the right to acquire one common share at an exercise price of $1,700.00. The warrants expire on June 30, 2026. Although the warrants are issued and outstanding in the warrant table above, for accounting purposes, these warrants will be recognized and measured at the time they become exercisable.

As the Company drew an amount of US$10 million on the Credit Facility on each of January 22, February 23, April 30, August 2, September 21, and November 22, 2018, the amounts received were allocated to the debt and the Warrants #7 that vested upon the draw, based on their fair value at the time of the drawdown. The aggregate value of the proceeds attributed to the warrants that became exercisable on those dates was $11,159, which was recorded in equity.

On November 14, 2018 an agreement was signed between the Company and the holder of the long-term debt to extend the maturity of the three OID loans and the Credit Facility (note 13). As part of the cost for the debt modification, the Company proceeded on November 30, 2018 to cancel 100,117 existing warrants (Warrants #3 to 7) and replace them with 128,057 new warrants (Warrants #8), each giving the holder the right to acquire one common share at an exercise price of $1000.00 per share, paid either in cash or in consideration of the lender’s cancellation of an equivalent amount of the face value of an OID loan. The warrants expire on November 30, 2026. A payment of $10 was received from the holder of the long-term debt as part of this transaction. The increase in the fair value of the replacement warrants compared to those cancelled was $8,440 at the date of the modification. This value in addition to the payment received was recorded in shareholders’ equity – warrants and the corresponding debit was recorded against the gain on extinguishment of liabilities relating to the debt modification.

As at September 30, 2019, the following warrants were outstanding:

Number	Expiry date	Exercise price
4,000	January 2023	3,000.00
168,735	April 2027	15.21

172,735		$84.33

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LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

17. Non-controlling interests

The interests in the subsidiaries for which the Company currently holds less than 100 % interest are as follows:

Name of subsidiary	Segment activity	Place of incorporation and operation	Proportion of ownership interest held by the group
			2019	2018
Pathogen Removal and Diagnostic Technologies Inc .	Bioseparations	Delaware, U.S.	77%	77%
NantPro Biosciences, LLC	Plasma-derived therapeutics	Delaware, U.S.	73%	73%

The non-controlling interest (“NCI”) in Prometic Bioproduction Inc.’s owned 13% of the common shares until April 2018, when the Company acquired these shares. Until that time, the NCI in Prometic Bioproduction Inc. was attributed its share of the operating results and the financial position of the entity.

The losses allocated to the NCI in the consolidated statements of operations, per subsidiary are as follows:

	Quarter ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Consolidated statements of operations :
Prometic Bioproduction Inc .	$—	$—	$—	$(926)
Pathogen Removal and Diagnostic Technologies Inc .	(13)	(21)	(621)	(634)
NantPro Biosciences, LLC	(92)	(407)	(268)	(2,609)

Total non-controlling interests	$(105)	$(428)	$(889)	$(4,169)

The NantPro Biosciences, LLC (“NantPro”) non-controlling interest’s share in the funding of the subsidiary by Liminal was $268 for the nine months ended September 30, 2019 ($2,609 for the nine months ended September 30, 2018) and has been presented in the consolidated statements of changes in equity. The share of the NCI in the NantPro statement of financial position is $Nil at September 30, 2019 and December 31, 2018.

The share of the NCI in Pathogen Diagnostic Technologies Inc. statement of financial position represents an asset on the Company’s consolidated statement of financial position of $7,163 at September 30, 2019 and $6,542 at December 31, 2018, respectively.

18. Revenues

	Quarter ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Revenues from the sale of goods	$4,970	$11,822	$21,117	$35,301
Revenues from the rendering of services	286	445	1,057	1,024
Rental revenue	35	63	102	452

	$5,291	$12,330	$22,276	$36,777

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LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

19. Income taxes

As a result of the conversion of the parent’s debt into shares of Liminal, more than 50% of the issued shares of Liminal are now owned by a single shareholder. The tax rules in the jurisdictions in which Liminal operates create restrictions that will have an impact on how some of the losses are available to shelter taxable income generated in taxation years ending after this change of ownership. Management continues to evaluate the practical implications of the application of these rules in each jurisdiction as well as looking at alternatives to mitigate the implications related to their application.

20. Basic and diluted earnings per share

The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for any bonus element.

The number of average basic and diluted shares outstanding for all the periods presented in the consolidated statements of operations have been adjusted in order to reflect the effect of the bonus element of the Rights Offering that occurred in June 2019 and the share consolidation that took place on July 5, 2019 (note 16).

21. Segmented information

The Company’s three operating segments are Small molecule therapeutics, Plasma-derived therapeutics and Bioseparations.

a) Revenues and expenses by operating segments:

For the quarter ended September 30, 2019	Small molecule therapeutics	Plasma-derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$—	$791	$4,464	$36	$5,291

Total revenues	—	791	4,464	36	5,291
Cost of sales and other production expenses	—	477	2,574	(6)	3,045
Manufacturing and purchase cost of therapeutics used for R&D activities	34	9,474	—	(37)	9,471
R&D—Other expenses	3,799	4,809	1,526	—	10,134
Administration, selling and marketing expenses	1,153	1,902	728	6,536	10,319

Segment loss	$(4,986)	$(15,871)	$(364)	$(6,457)	$(27,678)
Loss on foreign exchange					116
Finance costs					1,906

Net loss before income taxes					$(29,700)

Other information
Depreciation and amortization	$210	$1,878	$289	$158	$2,535
Share-based payment expense	470	358	25	1,778	2,631

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LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

For the quarter ended September 30, 2018	Small molecule therapeutics	Plasma-derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$—	$6,187	$6,107	$36	$12,330
Intersegment revenues	—	7	—	(7)	—

Total revenues	—	6,194	6,107	29	12,330
Cost of sales and other production expenses	—	5,536	3,758	(46)	9,248
Manufacturing and purchase cost of therapeutics used for R&D activities	—	10,273	—	(22)	10,251
R&D—Other expenses	4,166	8,071	1,616	1	13,854
Administration, selling and marketing expenses	958	2,598	741	1,925	6,222

Segment loss	$(5,124)	$(20,284)	$(8)	$(1,829)	$(27,245)
Gain on foreign exchange					(1,301)
Finance costs					5,927
Losses on extinguishments of liabilities					1,278
Share of losses of an associate					22

Net loss before income taxes					$(33,171)

Other information
Depreciation and amortization	$93	$932	$232	$88	$1,345
Share-based payment expense	254	293	66	544	1,157

For the nine months ended September 30, 2019	Small molecule therapeutics	Plasma-derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$33	$3,714	$18,423	$106	$22,276
Intersegment revenues	—	7	191	(198)	—

Total revenues	33	3,721	18,614	(92)	22,276
Cost of sales and other production expenses	—	2,140	9,190	(52)	11,278
Manufacturing and purchase cost of therapeutics used for R&D activities	54	30,596	—	(198)	30,452
R&D—Other expenses	10,357	16,916	5,229	—	32,502
Administration, selling and marketing expenses	3,376	5,912	2,378	24,887	36,553

Segment profit (loss)	$(13,754)	$(51,843)	$1,817	$(24,729)	$(88,509)
Gain on foreign exchange					(1,560)
Finance costs					12,815
Loss on extinguishments of liabilities					92,374
Change in fair value of financial instruments measured at fair value through profit or loss					(1,140)

Net loss before income taxes					$(190,998)

Other information
Depreciation and amortization	$573	$5,501	$931	$462	$7,467
Share-based payment expense	4,257	3,828	264	10,711	19,060

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LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

For the nine months ended September 30, 2018	Small molecule therapeutics	Plasma-derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$—	$21,148	$15,523	$106	$36,777
Intersegment revenues	—	21	319	(340)	—

Total revenues	—	21,169	15,842	(234)	36,777
Cost of sales and other production expenses	—	22,067	8,553	(200)	30,420
Manufacturing and purchase cost of therapeutics used for R&D activities	1,751	26,565	—	(146)	28,170
R&D—Other expenses	11,647	25,694	5,013	1	42,355
Administration, selling and marketing expenses	2,770	8,317	2,243	7,539	20,869

Segment profit (loss)	$(16,168)	$(61,474)	$33	$(7,428)	$(85,037)
Loss on foreign exchange					768
Finance costs					15,502
Losses on extinguishments of liabilities					1,278
Share of losses of an associate					22

Net loss before income taxes					$(102,607)

Other information
Depreciation and amortization	$350	$2,724	$727	$255	$4,056
Share-based payment expense	579	789	190	1,425	2,983

b) Revenues by location

	Quarter ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Switzerland	$2,244	$1,365	$8,070	$4,639
United States	1,157	7,847	6,626	22,073
Sweden	1,269	1,188	3,315	1,188
The Netherlands	5	374	1,482	1,114
Canada	197	249	1,478	1,256
United Kingdom	332	123	1,034	465
South Korea	1	—	3	2,657
Austria	—	631	—	2,733
Other countries	86	553	268	652

	$5,291	12,330	$22,276	$36,777

Revenues are attributed to countries based on the location of customers.

The Company derives significant revenues from certain customers. During the nine months ended September 30, 2019, there were three customers in the Bioseparations segment who accounted for 64% (37%, 15% and 12% respectively) and one customer in the Plasma-derived therapeutics segment who accounted for 11% of total revenues. For the nine months ended September 30, 2018, there was two customers in the Plasma-derived therapeutics segment who accounted for 54% (38% and 16% respectively) of total revenues and two customers in the Bioseparations segment who accounted for 24% (13% and 11% respectively) of total revenues.

22. Related party transactions

During the quarter and the nine months ended September 30, 2019 the Company paid interest on the loan with its parent, SALP, in the amount of $255 and $3,287, respectively. The Company also recorded professional fee expenses, incurred by the parent and recharged to the Company, during the quarter and the nine months ended September 30, 3019 of $337. At September 30, 2019, $337 was payable to SALP by the Company.

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LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter and the nine months ended on September 30, 2019

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

23. Subsequent event

On November 4, 2019, the Company announced the signing of a binding share purchase agreement whereby it would sell its bioseparation operations to a third party for proceeds of up to GBP 32.0 million upon closing of the transaction with subsequent contingent consideration payments depending on revenue milestones. This transaction is expected to close during the fourth quarter of 2019. The bioseparations segment includes three subsidiaries and upon conclusion of this transaction, the Company would sell the two most important subsidiaries. The Company expects to record a gain on the sale of those two subsidiaries. The sale of these subsidiaries represents all of the revenues from the Bioseparations segment as presented in note 21. Following the closing of the share purchase agreement, the Company no longer expects to generate any revenues from this segment. The Company is currently assessing the other impacts of this transaction on its financial statements.

On November 11, 2019, the Company and SALP amended the April 23, 2019 loan agreement to include a non-revolving line of credit (“LOC”) with a limit of up to $75.0 million, bearing a stated interest of 10%, payable quarterly, and maturing on April 23, 2024. The LOC limit available to draw upon will be automatically reduced by the amounts of net proceeds generated, upon the occurrence of all or any of the following transactions; the expected sale of the bioseparations operations, a licensing transaction for its product Ryplazim™ or equity raises. The Company’s ability to draw on the LOC expires May 11, 2021.

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